UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File No. 1-8183

SUPREME INDUSTRIES, INC.
(Exact name of Registrant as specified in its charter)

Delaware	**75-1670945**
(State of Incorporation)	*(IRS Employer Identification No.)*

P.O. Box 237, 2581 E. Kercher Road, Goshen, Indiana	**46528**
(Address of principal executive offices)	(Zip Code)

(Registrant's telephone number, including area code) - **(574) 642-3070**

Item 5.   Other Events and Regulation FD Disclosure.

The following information, intended to be furnished under "Item 12. Disclosure of Results of Operations and Financial Condition," is being furnished under "Item 5. Other Events and Regulation FD Disclosure."

On December 17, 2004, Supreme Corporation amended its Credit Agreement and modified its Note Agreement with Bank One, NA.

Item 7. **Financial Statements and Exhibits.**

    c.   Exhibits

        99.1   Amendment to Credit Agreement

        99.2   Note Modification Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report on Form 8-K to be signed on its behalf by the undersigned hereunto duly authorized.

SUPREME INDUSTRIES, INC.

Dated: <u>December 27, 2004</u>   BY: <u>/s/ ROBERT W. WILSON</u>
                                    Robert W. Wilson
                                    Executive Vice President, Treasurer, Chief Financial Officer and Director (Principal Financial and Accounting Officer)

                                    (Signing on behalf of the Registrant and as Principal Financial Officer)

EXHIBIT INDEX

99.1   Amendment to Credit Agreement

99.2   Note Modification Agreement

Exhibit 99.1

BANK 1 ONE   **Amendment to Credit Agreement**
     A division of JP Morgan Chase Bank, NA

This agreement is dated as of December 17, 2004, by and between Supreme Corporation (the "Borrower") and JPMorgan Chase Bank, N.A. as successor by merger to Bank One, NA (the "Bank"), and its successors and assigns. The provisions of this agreement are effective on the date that this agreement has been executed by all of the signers and delivered to the Bank (the "Effective Date").

WHEREAS, the Borrower and the Bank entered into a Credit Agreement dated January 5, 2004, as amended (if applicable) (the "Credit Agreement"); and

WHEREAS, the Borrower has requested and the Bank has agreed to amend the Credit Agreement as set forth below;

NOW, THEREFORE, in mutual consideration of the agreements contained herein and for other good and valuable consideration, the parties agree as follows:

1.   **DEFINED TERMS**. Capitalized terms not defined herein shall have the meaning ascribed in the Credit Agreement.

2.   **MODIFICATION OF CREDIT AGREEMENT**. The Credit Agreement is hereby amended as follows:

    2.1   From and after the Effective Date, the provision in the Credit Agreement under Section 1.2 captioned "Facility A (Line of Credit)" is hereby amended and restated to read as follows:

        1.2   **Facility (Line of Credit).** The Bank has approved a credit facility to the Borrower in the principal sum not to exceed $40,000,000.00 in the aggregate at any one time outstanding ("Facility A"). Credit under Facility A shall be repayable as set forth in a Line of Credit Note executed concurrently with this agreement, and any renewals, modifications or extensions thereof. The proceeds of Facility A shall be used for the following purpose: Working Capital.

3.   **RATIFICATION**. The Borrower ratifies and reaffirms the Credit Agreement and the Credit Agreement shall remain in full force and effect as modified herein.

4.   **BORROWER REPRESENTATIONS AND WARRANTIES**. The Borrower represents and warrants that (a) the representations and warranties contained in the Credit Agreement are true and correct in all material respects as of the date of this agreement, (b) no condition, act or event which could constitute an event of default under the Credit Agreement or any promissory note or credit facility executed in reference to the Credit Agreement exists, and (c) no condition, event, act or omission has occurred, which, with the giving of notice or passage of time, would constitute an event of default under the Credit Agreement or any promissory note or credit facility executed in reference to the Credit Agreement.

5.   **FEES AND EXPENSES**. The Borrower agrees to pay all fees and out-of-pocket disbursements incurred by the Bank in connection with this agreement, including legal fees incurred by the Bank in the preparation, consummation, administration and enforcement of this agreement.

6.   **EXECUTION AND DELIVERY**. This agreement shall become effective only after it is fully executed by the Borrower and the Bank, and the Bank shall have received from the Borrower the following documents: Note Modification Agreement.

7.   **ACKNOWLEDGEMENTS OF BORROWER.** The Borrower acknowledges that as of the date of this agreement it has no offsets with respect to all amounts owed by the Borrower to the Bank arising under or related to the Credit Agreement on or prior to the date of this agreement. The Borrower fully, finally and forever releases and discharges the Bank and its successors, assigns, directors, officers, employees, agents and representatives from any and all claims, causes of action, debts and liabilities, of whatever kind or nature, in law or in equity, of the Borrower, whether now known or unknown to the Borrower, which may have arisen in connection with the Credit Agreement or the actions or omissions of the Bank related to the Credit Agreement on or prior to the date hereof. The Borrower acknowledges and agrees that this agreement is limited to the terms outlined above, and shall not be construed as an agreement to change any other terms or provisions of the Credit Agreement. This agreement shall not establish a course of dealing or be construed as evidence of any willingness on the Bank's part to grant other or future agreements, should any be requested.

8.   **NOT A NOVATION**. This agreement is a modification only and not a novation. Except for the above-quoted modification(s), the Credit Agreement, any loan agreements, credit agreements, reimbursement agreements, security agreements, mortgages, deeds of trust, pledge agreements, assignments, guaranties, instruments or documents executed in connection with the Credit Agreement, and all the terms and conditions thereof, shall be and remain in full force and effect with the changes herein deemed to be incorporated therein. This agreement is to be considered attached to the Credit Agreement and made a part thereof. This agreement shall not release or affect the liability of any guarantor of any promissory note or credit facility executed in reference to the Credit Agreement or release any owner of collateral granted as security for the Credit Agreement. The validity, priority and enforceability of the Credit Agreement shall not be impaired hereby. To the extent that any provision of this agreement conflicts with any term or condition set forth in the Credit Agreement, or any document executed in conjunction therewith, the provisions of this agreement shall supersede and control. The Bank expressly reserves all rights against all parties to the Credit Agreement.

Borrower:

Supreme Corporation

By: /S/ Robert W. Wilson

    Robert W. Wilson   CFO

    Printed Name   Title

Date Signed: December 21, 2004

Bank:

JPMorgan Chase Bank, N.A.

By: /S/ Daniel C. Oakley

    Daniel C. Oakley   First Vice President

    Printed Name   Title

Date Signed: December 21, 2004

Exhibit 99.2

BANK 1 ONE   **Note Modification Agreement**
A division of JP Morgan Chase Bank, NA

This agreement is dated as of December 17, 2004 (the "Agreement Date"), by and between Supreme Corporation (the "Borrower") and JPMorgan Chase Bank, N.A. (the "Bank"). The provisions of this agreement are effective on the date that this agreement has been executed by all of the signers and delivered to the Bank (the "Effective Date").

WHEREAS, the Borrower executed a Line of Credit Note as evidence of indebtedness in the original face amount of Thirty Million and 00/100 Dollars ($30,000,000.00), dated March 19, 2004 owing by the Borrower to the Bank, as same may have been amended or modified from time to time (the "Note"), which Note has at all times been, and is now, continuously and without interruption outstanding in favor of the Bank; and,

WHEREAS, the Borrower has requested and the Bank has agreed that the Note be modified to the limited extent as hereinafter set forth;

NOW THEREFORE, in mutual consideration of the agreements contained herein and for other good and valuable consideration, the parties agree as follows:

1. **ACCURACY OF RECITALS.** The Borrower acknowledges the accuracy of the Recitals stated above.

2. **MODIFICATION OF NOTE.**

    2.1 From and after the Effective Date, the provision in the Note captioned "Promise to Pay" is hereby amended and restated to read as follows:

    Promise to Pay. On or before June 30, 2006, for value received, Supreme Corporation (the "Borrower") promises to pay to JPMorgan Chase Bank, N.A., whose address is 121 W. Franklin St., Elkhart, IN 46516 (the "Bank") or order, in lawful money of the United States of America, the sum of Forty Million and 00/100 Dollars ($40,000,000.00) or such lesser sum as is indicated on Bank records, plus interest as provided below.

    2.2 From and after the Effective Date, the following language is hereby added to the Note following the provision captioned "Conversion and Renewals":

    Notwithstanding any other provision in this Note, the maximum principal amount available under this Note shall be the following amount(s) on and after the following date(s): Forty Million and 00/100 Dollars ($40,000,000.00) from January 1st of each year through June 30th of the same year and Thirty Million and 00/100 Dollars ($30,000,000.00) from July 1st of each year to December 31st of the same year. The Borrower shall, on or before each Principal Reduction Date, make such principal payments as are needed to reduce the outstanding principal balance under this Note, plus, if applicable, (i) the aggregate amount available to be drawn under all outstanding letters of credit issued under any letter of credit sub-limit provided for in any of the Related Documents and (ii) the aggregate amount drawn and unreimbursed under letters of credit issued under any such sub-limit, to an amount not exceeding the applicable maximum principal amount available as of each Principal Reduction Date.

    The Borrower shall select interest rates and Interest Periods such that on each Principal Reduction Date the sum of the principal amount of the Prime Rate Advance outstanding on that date plus the aggregate principal amount of the Eurodollar Advances with Interest Periods ending on that date is greater than or equal to any principal payment that may be due on that date. Any election that does not comply with this requirement will be invalid unless the Bank elects, in its sole discretion, to honor such election. Although the Bank may choose to honor any such election, the Borrower shall continue to be subject to the terms of the paragraph of this Note captioned "Funding Loss Indemnification" in regard to payment of a Eurodollar Advance on a date other than the last day of the Interest Period for the Advance.

2.3 From and after the Effective Date, the provision in the Note captioned "Interest Rates" is amended and restated to read as follows:

> **Interest Rates.** The Advance(s) evidenced by this Note may be drawn down and remain outstanding as up to eight (8) Eurodollar Advances and/or a Prime Rate Advance. The Borrower shall pay interest to the Bank on the outstanding and unpaid principal amount of each Prime Rate Advance at the Prime Rate plus the Applicable Margin and each Eurodollar Advance at the Eurodollar Rate. Interest shall be calculated on the basis of the actual number of days elapsed in a year of 360 days. In no event shall the interest rate applicable to any Advance exceed the maximum rate allowed by law. Any interest payment which would for any reason be deemed unlawful under applicable law shall be applied to principal.

2.4 Each of the Related Documents is modified to provide that it shall be a default or an event of default thereunder if the Borrower shall fail to comply with any of the covenants of the Borrower herein or if any representation or warranty by the Borrower or by any guarantor herein is materially incomplete, incorrect, or misleading as of the date hereof. As used in this agreement, the "Related Documents" shall include the Note and all loan agreements, credit agreements, reimbursement agreements, security agreements, mortgages, deeds of trust, pledge agreements, assignments, guaranties, or any other instrument or document executed in connection with the Note or in connection with any other obligations of the Borrower to the Bank.

2.5 Each reference in the Related Documents to any of the Related Documents shall be a reference to such document as modified herein.

3. **RATIFICATION OF RELATED DOCUMENTS AND COLLATERAL.** The Related Documents are ratified and reaffirmed by the Borrower and shall remain in full force and effect as they may be modified herein. All real or personal property described as security in the Related Documents shall remain as security for the Note and the obligations of the Borrower in the Related Documents.

4. **BORROWER REPRESENTATIONS AND WARRANTIES.** The Borrower represents and warrants to the Bank:

4.1 No default or event of default under any of the Related Documents as modified hereby, nor any event, that, with the giving of notice or the passage of time or both, would be a default or an event of default under the Related Documents as modified herein has occurred and is continuing.

4.2 There has been no material adverse change in the financial conditions of the Borrower or any other person whose financial statement has been delivered to the Bank in connection with the Note from the most recent financial statement received by the Bank.

4.3 Each and all representations and warranties of the Borrower in the Related Documents are accurate on the date hereof.

4.4 The Borrower has no claims, counterclaims, defenses, or setoffs with respect to the loan evidenced by the Note or with respect to the Related Documents as modified herein.

4.5 The Note and the Related Documents as modified herein are the legal, valid, and binding obligations of the Borrower, enforceable against the Borrower in accordance with their terms.

4.6 The Borrower, other than any Borrower who is a natural person, is validly existing under the laws of the State of its formation or organization. The Borrower has the requisite power and authority to execute and deliver this agreement and to perform the obligations described in the Related Documents as modified herein. The execution and delivery of this agreement and the performance of the obligations described in the Related Documents as modified herein have been duly authorized by all requisite action by or on behalf of the Borrower. This agreement has been duly executed and delivered by or on behalf of the Borrower.

5. **BORROWER COVENANTS.** The Borrower covenants with the Bank:

5.1 The Borrower shall execute, deliver, and provide to the Bank such additional agreements, documents, and instruments as reasonably required by the Bank to effectuate the intent of this agreement.

5.2 The Borrower fully, finally, and forever releases and discharges the Bank and its successors, assigns, directors, officers, employees, agents, and representatives from any and all causes of action, claims, debts, demands, and liabilities, of whatever kind or nature, in law or equity, of the Borrower, whether now known or unknown to the Borrower, (i) in respect of the loan evidenced by the Note and the Related Documents, or of the actions or omissions of the Bank in any manner related to the loan evidenced by the Note or the Related Documents and (ii) arising from events occurring prior to the date of this agreement.

5.3 The Borrower shall pay to the Bank:

5.3.1 All the internal and external costs and expenses incurred by the Bank in connection with this agreement (including, without limitation, inside and outside attorneys, appraisal, appraisal review, processing, title, filing, and recording costs, expenses, and fees).

6. **EXECUTION AND DELIVERY OF AGREEMENT BY THE BANK.** The Bank shall not be bound by this agreement until (i) the Bank has executed this agreement and (ii) the Borrower performed all of the obligations of the Borrower under this agreement to be performed contemporaneously with the execution and delivery of this agreement.

7. **INTEGRATION, ENTIRE AGREEMENT, CHANGE, DISCHARGE, TERMINATION, OR WAIVER.** The Note and the Related Documents as modified herein contain the complete understanding and agreement of the Borrower and the Bank in respect of the loan and supersede all prior representations, warranties, agreements, arrangements, understandings, and negotiations. No provision of the Note or the Related Documents as modified herein may be changed, discharged, supplemented, terminated, or waived except in a writing signed by the party against whom it is being enforced.

8. **GOVERNING LAW AND VENUE.** This agreement is delivered in the State of Indiana and governed by Indiana law (without giving effect to its laws of conflicts). The Borrower agrees that any legal action or proceeding with respect to any of its obligations under the Note or this agreement may be brought by the Bank in any state or federal court located in the State of Indiana, as the Bank in its sole discretion may elect. By the execution and delivery of this agreement, the Borrower submits to and accepts, for itself and in respect of its property, generally and unconditionally, the non-exclusive jurisdiction of those courts. The Borrower waives any claim that the State of Indiana is not a convenient forum or the proper venue for any such suit, action or proceeding. This agreement binds the Borrower and its successors, and benefits the Bank, its successors and assigns. The Borrower shall not, however, have the right to assign the Borrower's rights under this agreement or any interest therein, without the prior written consent of the Bank.

9. **COUNTERPART EXECUTION.** This agreement may be executed in multiple counterparts, each of which, when so executed, shall be deemed an original, but all such counterparts, taken together, shall constitute one and the same agreement.

10. **NOT A NOVATION.** This agreement is a modification only and not a novation. In addition to all amounts hereafter due under the Note and the Related Documents as they may be modified herein, all accrued interest evidenced by the Note being modified by this agreement and all accrued amounts due and payable under the Related Documents shall continue to be due and payable until paid. Except for the above-quoted modification(s), the Note, any Related Documents, and all the terms and conditions thereof, shall be and remain in full force and effect with the changes herein deemed to be incorporated therein. This agreement is to be considered attached to the Note and made a part thereof. This agreement shall not release or affect the liability of any guarantor, surety or endorser of the Note or release any owner of collateral securing the Note. The validity, priority and enforceability of the Note shall not be impaired hereby. References to the Related Documents and to other agreements shall not affect or impair the absolute and unconditional obligation of the Borrower to pay the principal and interest on the Note when due. The Bank reserves all rights against all parties to the Note.

Address: 2581 Kercher Road
          Goshen, IN 46528

Borrower:

Supreme Corporation

By: /S/Robert W. Wilson

    Robert W. Wilson   CFO

    Printed Name   Title

Date Signed: December 21, 2004

BANK'S ACCEPTANCE

The foregoing agreement is hereby agreed to and acknowledged.

Bank:

JPMorgan Chase Bank, N.A.

By: /S/ Daniel C. Oakley

    Daniel C. Oakley   First Vice President

    Printed Name   Title

Date Signed: December 21, 2004